UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

INTELLICHECK, INC.
(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE
(Title of Class of Securities)

45817G201
(CUSIP Number)

DECEMBER 31, 2019
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45817G201	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS
Rawleigh Hazen Ralls, IV

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
820,751 (1)

	6	SHARED VOTING POWER
343,807

	7	SOLE DISPOSITIVE POWER
820,751 (1)

	8	SHARED DISPOSITIVE POWER
343,807

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,164,558 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.3% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)  Includes 14,000 shares which Mr. Ralls has the right to acquire within sixty days of December 31, 2019 upon conversion of certain call options of the Issuer.

(2)  This percentage is calculated based upon 15,885,150 shares of the Issuer’s common stock outstanding as of November 13, 2019 as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2019 (Commission File No. 000-50296) filed with the Securities and Exchange Commission on November 13, 2019.

CUSIP No. 45817G201	Page 3 of 5 Pages

Item 1(a)	Name of Issuer

Intellicheck, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices

100 Jericho Quadrangle, Suite 202
Jericho, New York 11753

Item 2(a)	Name of Person Filing

Rawleigh Hazen Ralls, IV

Item 2(b)	Address of Principal Business Office or, if none, Residence

c/o Lacuna, LLC
1100 Spruce Street, Suite 202
Boulder, Colorado 80302

Item 2(c)	Citizenship

United States of America

Item 2(d)	Title of Class of Securities

Common Stock, $0.001 par value

Item 2(e)	CUSIP Number

45817G201

Item 3

Not applicable.

Item 4	Ownership

	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (1)

Rawleigh Hazen Ralls, IV	820,751(2)	343,807(3)	820,751(2)	343,807(3)	1,164,558(2)(3)	7.3%

(1)
This percentage is calculated based upon 15,885,150 shares of the Issuer’s common stock outstanding as of November 13, 2019 as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2019 (Commission File No. 000-50296) filed with the Securities and Exchange Commission on November 13, 2019.

(2)
Includes 14,000 shares which Mr. Ralls has the right to acquire within sixty days of December 31, 2019 upon conversion of certain call options of the Issuer and 310,751 shares held by the Rawleigh Ralls Individual Retirement Account.

(3)
Includes 125,000 shares held directly by Kate Ralls, his spouse, 134,500 shares held by the Kate Ralls Individual Retirement Account and 84,307 shares held by Lacuna Venture Fund LLLP (“Lacuna Venture”). Lacuna Ventures GP LLLP (“Lacuna Ventures GP”) is the general partner of Lacuna Venture. Lacuna, LLC is the sole general partner of Lacuna Ventures GP. Mr. Ralls is a managing director of Lacuna, LLC and may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Lacuna Venture but disclaims beneficial ownership thereof except to the extent of his pecuniary interest therein.

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☐

CUSIP No. 45817G201	Page 4 of 5 Pages

Item 6	Ownership of More than Five Percent of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EXECUTED this 14th day of February, 2020.

/s/ Rawleigh H. Ralls, IV
Rawleigh H. Ralls, IV